

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2015

<u>Via E-mail</u>
Vlad Sklyarevich
President
Gyrotron Technology, Inc.
3412 Progress Drive
Bensalem, PA 19020

      Re: Gyrotron Technology, Inc.
              Registration Statement on Form 10
              Filed December 10, 2014
              File No. 000-55294

Dear Mr. Sklyarevich:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Amanda Ravitz

              Amanda Ravitz
              Assistant Director

cc (via e-mail): David Lubin, Esq.
                David Lubin & Associates, PLLC